SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February 25th, 2004

Commission File Number: 000-28011

Terra Networks, S.A.

(Translation of registrant’s name into English)

Paseo de la Castellana, 92

28.046 Madrid

Spain

(34) 91-452-3900

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Terra Networks, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1	2003 Full Year Terra Lycos Financial Results Press Release	13

02/25/04

The Company improved EBITDA by 76% in 2003, with positive EBITDA of 8 million euros in 4Q

TERRA LYCOS POSTS POSITIVE EBITDA IN 4Q03 FOR THE FIRST TIME IN ITS HISTORY

Key highlights of the 2003 performance compared to 2002.

•	Terra Lycos’ revenues were 547 million euros. Excluding revenues from the agreements with Bertelsmann and Telefónica and the exchange-rate impact, revenues increased 16% in 2003. The depreciation of all currencies outside the euro zone yielded a negative impact of 75 million euros

•	EBITDA in current euros for the year was –29 million euros, an improvement of 76% or 91 million euros. The EBITDA margin improved 14 basis points to –5%.

•	In 4Q03, as anticipated at the beginning of the year and as was reiterated at the end of 3Q03, Terra Lycos attained positive EBITDA of 8 million euros. This is a milestone for the Company and confirms the positive trend of recent quarters.

•	Net income in current euros for the year improved by 1,836 million euros, to –173 million euros

•	Terra Lycos exited the year with over 5 million paid access, communication and portal services subscribers, an increase of 61% over the previous 12 months

•	In December 2003 the Company had a total of 644,000 broadband customers, a rise of 70% from the end of 2002. Subscribers to communications and portal services grew 94%, approaching 3.4 million. These include 2.3 million customers to whom the Company provides services and are invoiced via Telefónica.

Madrid, 25 February 2004.— Terra Lycos (MC: TRR; NASDAQ: TRLY), the global Internet Group, today released its financial results for 2003 and comparisons with 2002 results.

Revenues

Terra Lycos attained revenues of 547 million euros in 2003, 12% less than in 2002 and in line with the figure attained in 2002 excluding the impact of the euro’s exchange rate. Revenues were negatively impacted by exchange rates in the amount of 75 million euros.

Terra Lycos recorded revenue growth in constant euros of 16%, excluding the revenues derived from the Group’s agreement with Bertelsmann in 2002 and revenues derived from its strategic alliance with Telefónica in 2003.

The start of the new alliance with Telefónica, which was signed in February 2003 and went into effect on 1 January 2003, in replacement of the agreement with Bertlesmann, yielded a negative impact on revenue of 69 million euros at constant euros in 2002.

Although this alliance means less revenue for the first three years, it guarantees profitability and stability for Terra Lycos’ business model in the medium and longer terms (minimum 6 years and the possibility of automatic annual renewals vs. 3 years).

In 2003 the alliance generated 78.5 million euros in value, equivalent to the minimum guaranteed for each of the six years of the alliance’s duration.

In 2003, the access business accounted for 40% of Terra Lycos’ revenues; advertising and e-commerce accounted for 26%; value-added communication, portal and content services for 22%; and corporate and SME services and other revenues the remaining 12%.

Particularly noteworthy was the 79% increase in revenues generated by value-added communication, portal and content services, largely due to the strategic alliance with Telefónica.

During the year, Terra Lycos signed important strategic and commercial alliances, thereby proceeding with its strategy of strengthening vertical content integration, increasing its audience and improving user loyalty via value-added services and content.

Of particular note is a distribution agreement with Walt Disney to provide Disney Connection broadband services to Terra Lycos customers thereby becoming the first ISP in the world to launch Disney Connection; a deal with Google to use Google’s AdSense program for advertising on various Lycos sites; and an agreement with MovieLink for the joint launch of a site enabling Lycos users to download movies.

These commercial alliances have been complemented by the launch of new products and services related to communications, content, marketing and tools. We would highlight the following: Terra Messenger (new real time messaging services enabling Terra users to communicate instantaneously among themselves and with users of other platforms); Mundo ADSL (joint launch by Terra and Telefónica, designed to satisfy a wide range of communications, education and entertainment requirements); Terra Diagnosticador (a problem-solving tool which enables users to identify e-mail and internet service problems in their computer); and wireless Internet (based on the new Wi-Fi technology).

Additionally, as part of its strategy of growing its subscriber portfolio, the Company has recently announced the creation of a network of vertical portals in the US aimed at facilitating the creation and re-creation of relationships between users. Lycos is abandoning the horizontal or generic portal business model to enter the growing online interpersonal communications market based on value-added subscription services.

Operating expenses

Terra Lycos’s efficient management of operations led to a steady improvement in processes and restructuring, enabling it to progressively reduce operating expenses in 2003 by 27% to 665 million euros.

Operating margin - EBITDA

Terra Lycos continued to control and streamline costs in 2003, which enabled EBITDA to gradually and continuously improve. Full-year forecasts were exceeded throughout the year, with the Company achieving positive EBITDA in the fourth quarter.

Specially noteworthy was the €+8 million EBITDA mark reached during the last quarter of 2003, that being the first time the Company has reported a positive EBITDA in its history. EBITDA for the whole year was –29 million euros with an EBITDA margin over revenues of –5%. Accordingly, EBITDA in 2003 improved by 91 million euros compared to 2002.

Net income

Net income in current euros for the year improved by 1,836 million euros, to –173 million euros. The rise in net income was prompted by both efficient management as well as the asset write-downs made at the close of 2002.

Cash

The Company closed 2003 with 1,594 million euros in cash, which means it still has one of the strongest cash positions in the sector. This strong cash position leaves Terra Lycos in a comfortable position to fund its operations and explore new business opportunities with the aim of achieving profitable growth.

Operating Results

Terra Lycos ended December 2003 with a total of 5 million paid access, communication and portal services customers, an increase of 61% compared to December 2002.

The portfolio of broadband customers performed well, ending the year with a total of 644,000 customers, a rise of 70% from the year before. Terra has a market share of close to 50% in Brazil, where growth in broadband customers was 73% over the last year. In the same period, Spain grew 32% and Chile by over 218%.

Subscribers to communications and portal services grew 94%, approaching 3.4 million. This was due to both the success of the products and services launched by the Company in the various countries where it operates as well as the new relationship with Telefónica, which provided 2.3 million customers.

Kim Faura, executive chairman of Terra Lycos, said the results “reflect the efficient management carried out over the past three years, focused on profitable business segments and progressing in the continual improvement of processes with the consequent reduction in operating costs”. He added that “Joaquim Agut’s leadership and the efforts of all the Terra Lycos team have resulted in positive EBITDA in the fourth quarter of last year, which allows us to look forward to 2004 with enthusiasm and optimism, working each day with the aim of satisfying our customers’ needs and expectations”.

About Terra Lycos

Terra Lycos is a global internet group and is the largest access provider in Spain and Latin America.

Terra Lycos includes Terra’s portals in Spain, Latin America and the Hispanic Market of the US and Lycos, which has presence in the United States, Europe and Asia.

Terra Lycos network of sites includes, Angelfire.com, Atrea.com, Azeler.es, Educaterra.com, Gamesville.com, HotBot.com, Ifigenia.com, Invertia.com, Maptel.com, Matchmaker.com, Quote.com, RagingBull.com, Rumbo.com, Tripod.com, Uno-e.com and Wired News (Wired.com), among others.

Terra Lycos, with headquarters in Barcelona and several operating centers, is listed on the Madrid stock exchange (ticker: TRR) and on the NASDAQ electronic market (ticker: TRLY).

About Telefónica

Terra Lycos is part of the Telefonica Group, one of the world’s leading telecommunications companies. Telefónica is the leading operator in the Spanish and Portuguese speaking markets and the sixth biggest operator in the world in terms of market capitalisation. Its activities are centered mainly on the fixed and mobile telephony businesses with broadband as the key tool for the development of both of these.

The company has a significant presence in 16 countries and has operations in approximately 40. Telefonica has a strong presence in Latin America, where the company operates in eight countries and where it concentrates its growth strategy. Its costumer base amounts to nearly 100 million clients.

Telefónica is a 100% public company, with almost 1.7 million direct shareholders. Its share capital currently comprises 4,955,891,361 ordinary shares traded on the Spanish Stock Market (Madrid, Barcelona, Bilbao and Valencia) and on those in London, Paris, Frankfurt, Tokyo, New York, Lima, Buenos Aires, São Paulo and the SEAQ International Exchange in London.

Telephone numbers:

• Public Relations
Miguel Angel Garzón	Ana Sánchez (U.S.)
+34-91-452-3921	+1-781-795.32.81
miguel.garzon@corp.terra.com	ana.sanchez@corp.terralycos.com

• Investor Relations
Miguel von Bernard
+34-91-452-3922
relaciones.inversores@corp.terralycos.com

Annex I

TERRA LYCOS

Consolidated Statement of Operations

(In thousand of euros – Spanish GAAP)

Unaudited

Annex II

TERRA LYCOS

Notes to P&L (I)

EBITDA Reconciliation - Current Euros

	Twelve Months Ended Dec-31 2003	2002	Δ%
Operating loss	(118.226)	(284.412)	58% F
Depreciation and amortization	78.742	142.718	45% F
Lease expense on fixed assets (1)	10.133	21.388	53% F
EBITDA (2)	**(29.352)**	**(120.306)**	**76%** F
EBITDA Margin	*-5%*	*-19%*	*14 b.p.*

(1) In all prior periods reported and for EBITDA guidance calculation purposes, expenses related to equipment leases recorded in Lycos are deemed to be depreciation costs.

(2) See EBITDA description in the Other Information section

F: Favorable evolution U: Unfavorable evolution

Figures at Constant Euros (12m'02 Exchange Rates)

	Twelve Months Ended Dec-31 2003 Constant € (1)	2002	Δ%
Revenue by business:			
Access	240.713	220.416	9%
Advertising and e-commerce	169.104	281.362	-40%
Communication, portal and content services	134.054	66.638	101%
Corporate & SMEs Services and Other	77.452	53.376	45%
Total revenues	**621.323**	**621.791**	**0%**
Revenue by country:			
Spain	203.257	164.148	24%
Brazil	178.999	115.484	55%
US	151.000	230.907	-35%
Other	88.067	111.252	-21%
Total revenues	**621.323**	**621.791**	**0%**
EBITDA (2)	**(31.778)**	**(120.306)**	**74%** F
EBITDA Margin	*-5%*	*-19%*	*14 b.p.*

(1) 12m'02 average exchange rates

(2) See EBITDA description in the Other Information section

F: Favorable evolution U: Unfavorable evolution

Annex II

TERRA LYCOS

Notes to P&L (II)

Annex III

TERRA LYCOS

Annex IV

TERRA LYCOS

Other Information

Revenues

Access: subscriptions, traffic-inducement fees and call center revenues from residential clients.

Advertising and e-commerce: advertising, slotting fees and transaction commissions.

Communication, Portal and Content Services: value-added service fees related to communication, portal and content services and software package licenses paid to us by the final user or the companies through which we distribute them to the final user.

Corporate Services & SMEs and Other: primarily services to corporations and SMEs both access and media related. It excludes fees paid to us by the companies that distribute our value-added services, which are included under the communication, portal and content services line.

Goods Purchased

Include telecommunication expenses, technical help desk expenses, purchase of customer connection kits and modems, cost of e-commerce products sold, ad-serving costs, purchase of content, operating outsourcing and any other purchase.

Personnel Expenses

Include salaries, associated expenses and other employee benefits, regardless of the job classification of the employee.

Professional Services

Include, among others, consulting, legal advisors’, auditors’ fees and insurance policies.

Depreciation and Amortization Expenses

Include depreciation charges relating to tangible assets and amortization charges relating to intangible assets (not including goodwill), intangible rights and start-up costs.

Marketing and Commissions

Include expenses related to advertising and marketing.

Maintenance, Supplies and Leases

Include rental expenses, equipment leases, repairs and maintenance expenses, as well as expenses related to internal communications and other office expenses.

Other Operating Expenses

These expenses include bad debt, tax (other than income tax), travel expenses and other operating expenses.

EBITDA

EBITDA is defined as operating income (loss) before depreciation on fixed assets, lease expense on fixed assets and amortization on intangible assets.

Other below the line items that are not included in EBITDA represent costs that are either not directly related to our core business or are non-recurring in nature including our share of gains and losses on equity method investments, goodwill amortization and other one time charges we believe to be outside the normal course of business and which may change from period to period, as well as income taxes.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Terra Networks, S.A.

Date: February, 25th.	By:	/s/ Elías Rodríguez-Viña Cancio

		Name:	Elías Rodríguez-Viña Cancio
		Title:	Chief Financial Officer Terra Networks, S.A.